Exhibit 99.1

Appendix 3Y Change of Director’s Interest Notice Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity PRIMA BIOMED LIMITED (ASX:PRR) ABN 90 009 237 889 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Mr Marc Voigt Date of last notice 5 August 2015 Part 1—Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. N/A Date of change 1 October 2015 + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1

Appendix 3Y Change of Director’s Interest Notice No. of securities held prior to change 1) Ordinary Fully Paid Shares Shares Options Direct 7,536,666 1,171,754 Indirect — Total 7,536,666 1,171,754 2) American Depositary Receipts (ADR) Shares Options Direct 150—Indirect — Total 150—1 ADR = 30 Ordinary Shares 3) 4,068,627 STI Performance Rights and 12,254,902 LTI Performance Rights in accordance with shareholder approval obtained at 2014 AGM. 4) 13,333,334 Performance Rights in accordance with shareholder approval obtained at the Extraordinary General Meeting on 31 July 2015. Class Ordinary Fully Paid Shares Number acquired 1) Ordinary Fully Paid Shares Shares Options Direct 4,068,627—Indirect — Total 4,068,627— Number disposed 4,068,627 Performance Rights Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Nil The Performance Rights were issued pursuant to the Company’s Executive Incentive Plan in accordance with shareholder’s approval obtained at the Annual General Meeting on 14 November 2014. No amount is payable upon exercise of the Performance Rights for shares after vesting. + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 + See chapter 19 for defined terms.01/01/2011 Appendix 3Y Page 2

Appendix 3Y Change of Director’s Interest Notice No. of securities held after change 1) Ordinary Fully Paid Shares Shares Options Direct 11,605,293 1,171,754 Indirect — Total 11,605,293 1,171,754 2) American Depositary Receipts (ADR) Shares Options Direct 150—Indirect — Total 150— 3) 12,254,902 LTI Performance Rights in accordance with shareholder approval obtained at 2014 AGM. 4) 13,333,334 Performance Rights in accordance with shareholder approval obtained at the Extraordinary General Meeting on 31 July 2015. Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back 1) Acquiring 4,068,627 shares upon exercise of the Short Term Incentive performance rights. One ordinary fully paid share was acquired for each Performance Right that vested. Part 2 - Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest Name of registered holder (if issued securities) Date of change No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Interest acquired Interest disposed + See chapter 19 for defined terms.01/01/2011 Appendix 3Y Page 3

Appendix 3Y Change of Director’s Interest Notice Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Interest after change Part 3 - +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? If prior written clearance was provided, on what date was this provided? + See chapter 19 for defined terms. Appendix 3Y Page 4 01/01/2011